UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42
Public Held Company with Authorized Capital

ANNOUNCEMENT TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Banco Santander”) hereby informs, in attention to Ofício/CVM/SEP/GEA-1/Nº106/2010, of April 9, 2010, of the Brazilian Securities and Exchange Commission (“CVM”), the resubmission, as of today, of the Management Proposal for the Ordinary and Extraordinary Shareholders Meetings to be held on April 27th, 2010, at 3:00 p.m., filed at IPE System on March 26, 2010, regarding the following items:

1.       Article 9º of Instruction CVM nº 481/09 – Item III – management comments on the company´s financial positions, as per item 10 of the reference form, regarding items 10.1, 10.2 10.8 and 10.9; and

2.      Article 12 of Instruction CVM nº 481/09 – Information referred to item 13 of the reference form, regarding items 13.2, 13.4, 13.6, 13.9, 13.10 and 13.15.

With respect to Article 11 of Instruction CVM nº 481/09 – change on the Company´s Bylaws, Banco Santander informs that considering the terms of Ofício/CVM/SEP/GEA-1/Nº106/2010, mentioned above, the deliberation by the shareholders for the inclusion of paragraph third to article 35 of Banco Santander´s Bylaws is impaired.

São Paulo, April 13, 2010.

Carlos Alberto López Galán
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 13, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer